United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 31 December 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 2024, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE

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COCA-COLA EUROPACIFIC PARTNERS

Preliminary unaudited results for the full year ended 31 December 2023

Note Regarding the Presentation of Alternative Performance Measures
Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our unaudited consolidated financial statements. Refer to pages 14-17.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, income arising from the ownership of certain mineral rights in Australia, gain on sale of sub-strata and associated mineral rights in Australia, net impact related to European flooding, gains on the sale of property, accelerated amortisation charges, expenses related to legal provisions, impact of a defined benefit plan amendment arising from legislative changes in respect of the minimum retirement age and acquisition and integration related costs. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Net Debt’’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short term investments. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

	FY 2023 Metric[1]	As Reported		Comparable [1]	Change vs 2022
					As Reported	Comparable [1]	Comparable Fx-Neutral [1]
Total CCEP	Volume (M UC)[2]	3,279		3,279	(0.5)%	(0.5)%
	Revenue (€M)	18,302		18,302	5.5%	5.5%	8.0%
	Cost of sales (€M)	11,582		11,576	4.5%	4.5%	6.5%
	Operating expenses (€M)	4,488		4,353	6.0%	6.5%	8.5%
	Operating profit (€M)	2,339		2,373	12.0%	11.0%	13.5%
	Profit after taxes (€M)	1,669		1,701	9.5%	9.0%	11.5%
	Diluted EPS (€)	3.63		3.71	10.5%	9.5%	12.0%
	Revenue per UC[2] (€)			5.70			8.5%
	Cost of sales per UC[2] (€)			3.61			7.5%

	Dividend per share[3] (€)		1.84	Maintained dividend payout ratio of c.50%

Europe	Volume (M UC)[2]	2,644		2,644	0.5%	0.5%
	Revenue (€M)	14,553		14,553	7.5%	7.5%	8.5%
	Operating profit (€M)	1,842		1,888	20.5%	13.0%	14.0%
	Revenue per UC[2] (€)			5.56			8.0%

API	Volume (M UC)[2]	635		635	(5.0)%	(5.0)%
	Revenue (€M)	3,749		3,749	(1.0)%	(1.0)%	5.5%
	Operating profit (€M)	497		485	(11.0)%	3.5%	10.5%
	Revenue per UC[2] (€)			6.30			11.0%

___________________________
Note: All footnotes included after the ‘Volume Performance by Category’ section

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FY & Q4 HIGHLIGHTS[1]
Revenue
FY Reported +5.5%; Fx-neutral +8.0%[6]
•Delivered more revenue growth YTD for our retail customers than any of our FMCG peers in Europe & our NARTD peers in Australia & New Zealand (NZ)[7]
•NARTD value share gains[7] across measured channels both in-store (+10bps) & online (+90bps), & increased household penetration in Europe (+70bps)[8]
•Transactions ahead of volume growth in Europe, Australia & NZ
•Comparable volume -0.5%[9]
◦By geography:
▪Europe +0.5%[9] reflecting solid in-market execution, resilient consumer demand offset by mixed summer weather
▪API -5.0%[9] reflecting solid in-market execution driving continued volume growth in Australia & NZ offset by softer consumer spending in Indonesia & the strategic SKU portfolio rationalisation
◦By channel: Away from Home (AFH) -1.5%[9] & Home 0.0%[9]
•Strong revenue per unit case +8.5%[2],[6] (Europe: +8.0%; API: +11.0%) driven by positive headline price increases & promotional optimisation alongside favourable mix

Q4 Reported +5.0%; Fx-neutral +7.0%[6]
•Comparable volume +1.0%[9]
◦By geography:
▪Europe +2.0%[9] reflecting solid in-market execution & cycling disruption last year relating to a customer negotiation
▪API -3.0%[9] reflecting solid in-market execution driving underlying volume growth in Australia & NZ offset by softer consumer spending in Indonesia & the strategic SKU portfolio rationalisation
◦By channel: AFH -1.0%[9] & Home +3.0%[9]
•Strong revenue per unit case +6.0%[2],[6] (Europe: +5.5%; API: +8.5%) driven by positive headline price increases & promotional optimisation alongside favourable mix

Operating profit
FY Reported +12.0%; Fx-neutral +13.5%[6]
•Cost of sales per unit case +7.5%[2],[6] reflecting increased revenue per unit case driving higher concentrate costs, inflation in commodities & manufacturing
•Comparable operating profit of €2,373m, +13.5%[6] reflecting strong top-line, our efficiency programmes & continuous efforts on discretionary spend optimisation
•Comparable diluted EPS of €3.71, +12.0%[6] (reported +10.5%)

Dividend
•Full year dividend per share of €1.84[3], +9.5% vs 2022, maintaining annualised total dividend payout ratio of approximately 50%

Joint acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI)
•CCEP confirms it has, together with Aboitiz Equity Ventures Inc., completed the acquisition of CCBPI from The Coca-Cola Company
•See separate release on Investors section of our website for more detail including provision of adjusted financial information on a FY basis for FY23 (https://ir.cocacolaep.com/financial-reports-and-results/financial-releases)

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Other
•Strategic portfolio choices: CCEP will move forward independently from both Beam Suntory & Capri Sun. See H1 2023 release on our website for more detail
(https://ir.cocacolaep.com/financial-reports-and-results/financial-releases)

SUSTAINABILITY HIGHLIGHTS
•Retained MSCI AAA rating, inclusion on Carbon Disclosure Project A List for Climate & on the Bloomberg Gender Equality index
•Received approval from the Science Based Targets initiative (SBTi) of CCEP's long-term 2040 net zero & 2030 greenhouse gas reduction targets
•Exceeded target of 50% recycled plastic in our packaging: closed 2023 at 54.9%[12] (2022: 48.5%)
•Achieved carbon neutral certification for a further six manufacturing sites (five in Iberia and one in NZ); now a global total of 14 sites
•Partnered with The Coca-Cola Company, other bottlers & Greycroft, a seed-to-growth venture capital firm, to create a sustainability-focused venture capital fund

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Fourth-quarter & Full-Year Revenue Performance by Geography[1]

	Fourth-quarter			Full Year
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	812	2.0%	2.0%	3,235	5.0%	6.5%
France[16]	535	6.0%	6.0%	2,321	11.0%	11.0%
Germany	760	16.5%	16.5%	3,018	12.5%	12.5%
Iberia[17]	755	9.0%	9.0%	3,325	9.5%	9.5%
Northern Europe[18]	630	3.0%	5.0%	2,654	0.5%	4.0%
Total Europe	3,492	7.0%	7.5%	14,553	7.5%	8.5%
API[19]	1,026	(1.0)%	5.5%	3,749	(1.0)%	5.5%
Total CCEP	4,518	5.0%	7.0%	18,302	5.5%	8.0%
France
•Q4 volume decline reflects poor weather conditions & cycling strong Q4 World Cup activation.
•Fuze Tea continued to perform well achieving double-digit volume growth for both Q4 (+29.5%) and FY (+41.0%). Monster, Sprite & Powerade also outperformed in Q4 & FY.
•Revenue/UC[20] growth driven by headline price increase implemented in the first quarter.
Germany
•Q4 volume growth reflects cycling disruption last year relating to a customer negotiation.
•Continued volume growth in Coca-Cola Zero Sugar & Fanta. Monster, Fuze Tea & Powerade achieved double-digit volume growth for both Q4 & FY.
•Revenue/UC[20] growth driven by headline price increase implemented in the third quarter & positive brand mix e.g. FY Monster volume +34.0%.
Great Britain
•Q4 volume broadly flat.
•Monster realised double-digit volume growth for both Q4 & FY.
•Revenue/UC[20] growth driven by headline price increase implemented at the end of the second quarter & positive brand mix e.g. FY Monster volume +16.5% & successful launch of Jack Daniel’s & Coca-Cola.
Iberia
•Q4 volume growth driven by the AFH channel & resilient consumer demand.
•Coca-Cola Zero Sugar, Sprite & Monster volumes performed well. Royal Bliss achieved double-digit volume growth in Q4 (+12.0%), supported by launch in Portugal.
•Revenue/UC[20] growth driven by headline price increase implemented in the first quarter & positive mix.

Northern Europe
•Q4 volume growth reflects solid in-market execution & promotional optimisation.
•Monster, Powerade & Aquarius volumes outperformed for both Q4 & FY.
•Revenue/UC[20] growth driven by headline price increase implemented across our markets & positive pack mix led by the recovery of the AFH channel e.g. FY small glass volume +4.5%.

API
•Q4 volume decline reflects the strategic de-listings within Australia’s bulk water portfolio & softer consumer spending in Indonesia.
•Coca-Cola Zero Sugar, Monster & Powerade volume outperformed for both Q4 & FY.
•Revenue/UC[20] growth driven by headline price increase implemented across our markets during the first half & promotional optimisation in Australia.
___________________________
Note: All values are unaudited and all references to volumes are on a comparable basis. All changes are versus 2022 equivalent period unless stated otherwise

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Fourth-quarter & Full-Year Volume Performance by Category[1],[9]
Comparable volumes, changes versus equivalent 2022 period.

	Fourth-quarter		Full Year
	% of Total	% Change	% of Total	% Change
Sparkling	86.0%	1.5%	85.0%	0.0%
Coca-ColaTM	60.0%	0.5%	59.0%	0.0%
Flavours, Mixers & Energy	26.0%	4.0%	26.0%	1.0%
Stills	14.0%	(2.0)%	15.0%	(5.0)%
Hydration	7.0%	(3.5)%	7.5%	(7.0)%
RTD Tea, RTD Coffee, Juices & Other[21]	7.0%	(0.5)%	7.5%	(3.0)%
Total	100.0%	1.0%	100.0%	(0.5)%

Coca-ColaTM
•Q4 & FY growth across all key markets reflecting outperformance of Coca-Cola Zero Sugar (Q4:+3.5%; FY:+4.0%) supported by targeted campaigns & innovation.
•Coca-Cola Zero Sugar gained FY value share[7] of Total Cola +40bps, led by GB +120bps.
Flavours, Mixers & Energy
•Fanta Q4 +1.0%, reflecting strong consumer demand supported by flavour extensions.
•Q4 & FY Energy +14.0% led by Monster, continuing to gain distribution & share through exciting innovation e.g. launch of Monster Green Zero Sugar.
Hydration
•Q4 Water -9.5%; Q4 Sport +11.5%
•FY Water -13.5% driven by strategic portfolio choices (SKU rationalisation in Indonesia, the exit of large PET packs in Germany (Vio) & Iberia (Aquabona), & Mount Franklin bulk packs in Australia).
•FY Sports +9.0% growth in Powerade across all markets[22] driven by continued favourable consumer trends in this category.
RTD Tea, RTD Coffee, Juices & Other[21]
•Q4 Juice drinks -6.0%
•Q4 RTD Tea/Coffee +9.0% reflecting continued growth in Fuze Tea across Europe (+27.5%).
•FY performance reflecting strategic SKU rationalisation in Indonesia, partially offset by continued growth in Fuze Tea across Europe (+23.5%).
•Jack Daniel’s & Coca-Cola performed well since launch e.g. now #1 ARTD[23] value brand in GB[24]

___________________________
Note: All references to volumes are on a comparable basis. All changes are versus 2022 equivalent period unless stated otherwise

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___________________________
1.Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3. 25 April 2023 declared first half interim dividend of €0.67 dividend per share, paid 25 May 2023; 1 November 2023 declared second half interim dividend of €1.17 dividend per share, paid 5 December 2023
4.Footnote not used
5.Footnote not used
6.Comparable & FX-neutral
7.External data sources: Nielsen & IRI Period FY 23. Total CCEP excluding Indo
8.Increased households (+70bps) FY for GB & FR, P11 YTD for Spain, P10 YTD for Germany, Netherlands & Belgium
9.No selling day shift in Q4 or FY23; CCEP reported volume for Q4 +1.0% & FY23 -0.5%
10.Footnote not used
11.Footnote not used
12.Unassured & provisional
13.Footnote not used
14.Footnote not used
15.Footnote not used
16.Includes France & Monaco
17.Includes Spain, Portugal & Andorra
18.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
19.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
20.Revenue per unit case
21.RTD refers to ready to drink; Other includes Alcohol & Coffee
22.In all listed markets, Powerade not listed in Indonesia
23.ARTD refers to alcohol ready to drink
24.Combined portfolio of Jack Daniel’s & Coca-Cola and Jack Daniel’s & Coca-Cola Zero Sugar, external data source Nielsen last 12 weeks ending 27 January 2024

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2023 Half-year Report filed with the SEC on 2 August 2023;

2. risks and uncertainties relating to the global supply chain and distribution, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets;

5. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

6. risks and uncertainties relating to the integration and operation of the joint venture with AEV and acquisition of CCBPI, including the risk that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, our agreements relating to and results of the joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

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Supplementary Financial Information - Items Impacting Comparability - Reported to Comparable
The following provides a summary reconciliation of items impacting comparability for the years ended 31 December 2023 and 31 December 2022:

Full Year 2023
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	2,339	1,669	3.63

Items impacting comparability
Restructuring charges [1]	94	79	0.18
Acquisition and Integration related costs [2]	12	14	0.03
European flooding [3]	(9)	(7)	(0.02)
Coal royalties [4]	(18)	(12)	(0.03)
Property sale [5]	(54)	(38)	(0.08)
Litigation [6]	17	12	0.03
Accelerated amortisation [7]	27	19	0.04
Sale of sub-strata and associated mineral rights [8]	(35)	(35)	(0.07)
Comparable	2,373	1,701	3.71

Full Year 2022
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	2,086	1,521	3.29

Items impacting comparability
Restructuring charges [1]	163	121	0.27
Acquisition and Integration related costs [2]	3	3	0.01
European flooding [3]	(11)	(8)	(0.02)
Coal royalties [4]	(96)	(67)	(0.15)
Defined benefit plan amendment [9]	(7)	(6)	(0.01)
Comparable	2,138	1,564	3.39
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent costs incurred in connection with the proposed acquisition of CCBPI for the year ended 31 December 2023 as well as integration costs related to the acquisition of CCL recognised during the year ended 31 December 2022.
[3] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[4] Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the years ended 31 December 2023 and 31 December 2022, respectively.
[5] Amounts represent gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[6] Amounts relate to the establishment of a provision in connection with an ongoing labour law matter in Germany.
[7] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[8] Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[9] Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2023	31 December 2022	% Change	31 December 2023	31 December 2022	% Change
As reported	4,518	4,295	5.0%	18,302	17,320	5.5%
Adjust: Impact of fx changes	79	n/a	n/a	396	n/a	n/a
Fx-neutral	4,597	4,295	7.0%	18,698	17,320	8.0%

Revenue per unit case	5.73	5.41	6.0%	5.70	5.25	8.5%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2023	31 December 2022	% Change	31 December 2023	31 December 2022	% Change
As reported	3,492	3,258	7.0%	14,553	13,529	7.5%
Adjust: Impact of fx changes	13	n/a	n/a	147	n/a	n/a
Fx-neutral	3,505	3,258	7.5%	14,700	13,529	8.5%

Revenue per unit case	5.54	5.26	5.5%	5.56	5.14	8.0%

Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2023	31 December 2022	% Change	31 December 2023	31 December 2022	% Change
As reported	1,026	1,037	(1.0)%	3,749	3,791	(1.0)%
Adjust: Impact of fx changes	66	n/a	n/a	249	n/a	n/a
Fx-neutral	1,092	1,037	5.5%	3,998	3,791	5.5%

Revenue per unit case	6.45	5.94	8.5%	6.30	5.67	11.0%

Revenue by Geography In millions of €	Year ended 31 December 2023
	As reported	Reported % change	Fx-Neutral % change
Great Britain	3,235	5.0%	6.5%
Germany	3,018	12.5%	12.5%
Iberia[1]	3,325	9.5%	9.5%
France[2]	2,321	11.0%	11.0%
Belgium and Luxembourg	1,078	3.5%	3.5%
Netherlands	718	5.5%	5.5%
Norway	376	(7.0)%	5.5%
Sweden	398	(5.5)%	2.0%
Iceland	84	(3.5)%	1.0%
Total Europe	14,553	7.5%	8.5%
Australia	2,385	2.0%	9.5%
New Zealand and Pacific Islands	679	4.5%	11.0%
Indonesia and Papua New Guinea	685	(14.5)%	(10.5)%
Total API	3,749	(1.0)%	5.5%
Total CCEP	18,302	5.5%	8.0%
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2023	31 December 2022	% Change	31 December 2023	31 December 2022	% Change
Volume	802	794	1.0%	3,279	3,300	(0.5)%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	802	794	1.0%	3,279	3,300	(0.5)%

Comparable Volume - Selling Day Shift Europe In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2023	31 December 2022	% Change	31 December 2023	31 December 2022	% Change
Volume	632	619	2.0%	2,644	2,631	0.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	632	619	2.0%	2,644	2,631	0.5%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2023	31 December 2022	% Change	31 December 2023	31 December 2022	% Change
Volume	170	175	(3.0)%	635	669	(5.0)%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	170	175	(3.0)%	635	669	(5.0)%
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2023	31 December 2022	% Change
As reported	11,582	11,096	4.5%
Adjust: Total items impacting comparability	(6)	(8)	n/a
Adjust: Restructuring charges [1]	(9)	(19)
Adjust: European flooding [2]	9	11
Adjust: Litigation [3]	(6)	—
Comparable	11,576	11,088	4.5%
Adjust: Impact of fx changes	249	n/a	n/a
Comparable & fx-neutral	11,825	11,088	6.5%

Cost of sales per unit case	3.61	3.36	7.5%
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[3] Amounts relate to the establishment of a provision in connection with an ongoing labour law matter in Germany.

For the year ending 31 December 2023, reported cost of sales were €11,582 million, up 4.5% versus 2022.
Comparable cost of sales for the same period were €11,576 million, up 4.5% versus 2022. Cost of sales per unit case increased by 7.5% on a comparable and fx-neutral basis, reflecting increased revenue per unit case driving higher concentrate costs, and inflation in commodities and manufacturing.

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Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2023	31 December 2022	% Change
As reported	4,488	4,234	6.0%
Adjust: Total items impacting comparability	(135)	(140)	n/a
Adjust: Restructuring charges [1]	(85)	(144)
Adjust: Acquisition and Integration related costs [2]	(12)	(3)
Adjust: Litigation [3]	(11)	—
Adjust: Accelerated amortisation [4]	(27)	—
Adjust: Defined benefit plan amendment [5]	—	7
Comparable	4,353	4,094	6.5%
Adjust: Impact of fx changes	96	n/a	n/a
Comparable & fx-neutral	4,449	4,094	8.5%
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent costs incurred in connection with the proposed acquisition of CCBPI for the year ended 31 December 2023 as well as integration costs related to the acquisition of CCL recognised during the year ended 31 December 2022.
[3] Amounts relate to the establishment of a provision in connection with an ongoing labour law matter in Germany.
[4] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[5] Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age.

For the year ending 31 December 2023, reported operating expenses were €4,488 million, up 6.0% versus 2022.
Comparable operating expenses were €4,353 million for the same period, up 6.5% versus 2022, reflecting the impact of inflation, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
Restructuring charges of €85 million were recognised within reported operating expenses for the year ending 31 December 2023, which are primarily attributable to severance charges related to various transformation initiatives.
Restructuring charges of €144 million were recognised within reported operating expenses for the year ending 31 December 2022, which are primarily attributable to €82 million of expense recognised in connection with the transformation of the full service vending operations and related initiatives in Germany.

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Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2023	31 December 2022	% Change
As reported	2,339	2,086	12.0%
Adjust: Total items impacting comparability	34	52	n/a
Comparable	2,373	2,138	11.0%
Adjust: Impact of fx changes	51	n/a	n/a
Comparable & fx-neutral	2,424	2,138	13.5%

Operating Profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2023	31 December 2022	% Change
As reported	1,842	1,529	20.5%
Adjust: Total items impacting comparability	46	141	n/a
Comparable	1,888	1,670	13.0%
Adjust: Impact of fx changes	19	n/a	n/a
Comparable & fx-neutral	1,907	1,670	14.0%

Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2023	31 December 2022	% Change
As reported	497	557	(11.0)%
Adjust: Total items impacting comparability	(12)	(89)	n/a
Comparable	485	468	3.5%
Adjust: Impact of fx changes	32	n/a	n/a
Comparable & fx-neutral	517	468	10.5%

Supplemental Financial Information - Effective Tax Rate
The reported effective tax rate was 24% and 22% for the years ended 31 December 2023 and 31 December 2022, respectively.
The increase in the reported effective tax rate to 24% in 2023 (2022: 22%) is largely due to the increase in the UK statutory tax rate to a weighted average of 23.5% and the review of uncertain tax positions.
The comparable effective tax rate was 24% and 22% for the years ended 31 December 2023 and 31 December 2022, respectively.

Income tax In millions of €	Year Ended
	31 December 2023	31 December 2022
As reported	534	436
Adjust: Total items impacting comparability	4	9
Adjust: Restructuring charges [1]	15	42
Adjust: European flooding [2]	(2)	(3)
Adjust: Defined benefit plan amendment [3]	—	(1)
Adjust: Coal royalties [4]	(6)	(29)
Adjust: Property sale [5]	(16)	—
Adjust: Litigation [6]	5	—
Adjust: Accelerated amortisation [7]	8	—
Comparable	538	445
__________________________
[1] Amounts represent the tax impact of restructuring charges related to business transformation activities.
[2] Amounts represent the tax impact of the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[3] Amounts represent the tax impact of a plan amendment arising from legislative changes in respect of the minimum retirement age.
[4] Amounts represent the tax impact of royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the years ended 31 December 2023 and 31 December 2022, respectively.
[5] Amounts represent the tax impact of gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.

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[6] Amounts represent the tax impact related to the establishment of a provision in connection with an ongoing labour law matter in Germany.
[7] Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	31 December 2023	31 December 2022
Total borrowings	11,396	11,907
Fair value of hedges related to borrowings[1]	28	(83)
Other financial assets/liabilities[1]	20	25
Adjusted total borrowings[1]	11,444	11,849
Less: cash and cash equivalents[2]	(1,419)	(1,387)
Less: short term investments[3]	(568)	(256)
Net debt	9,457	10,206
___________________
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 31 December 2023 and 31 December 2022 includes €42 million and €102 million respectively of cash in Papua New Guinea Kina. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term term investments as at 31 December 2023 and 31 December 2022 includes €33 million and €49 million respectively of assets in Papua New Guinea Kina, subject to the same currency controls outlined above.

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Discussions with U.S. Securities and Exchange Commission (SEC)

During 2023, the Company received written correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding their review of CCEP’s Annual Report (Form 20-F) for the year ended 31 December 2022. As of 23 February 2024, there is an open comment concerning the Company’s long-standing accounting policy and disclosures related to the treatment of the TCCC bottling rights as indefinite-lived intangible assets. As of 31 December 2022, the Company has indefinite-lived intangible assets of €11,874 million related to the TCCC bottling arrangements that were recognised as a result of business combinations and valued on perpetual cash ﬂows basis. The accounting policy is disclosed in the notes to the 2022 Consolidated Financial Statements, more specifically Note 7 (“Intangible assets and goodwill”) and Note 3 (“Significant judgements and estimates”). The Company has responded to the comments and will continue engaging with the Staff if further comments are raised.
If the Company’s accounting policy was reevaluated to limit the useful economic life of the intangible assets to the remaining contractual terms of the bottler’s agreements with TCCC, the Company’s historical and current consolidated financial statements would need to be adjusted to reduce the fair value of the intangible assets and related deferred tax liabilities, with an equivalent increase in goodwill effective as of the acquisition dates. Further, amortisation expense on the intangible assets would be recognised over the remaining contractual life of the agreements in place at acquisition. All resulting balance sheet and income statement effects would be non-cash and would not impact CCEP’s generation and use of distributable profits.
CCEP’s unaudited consolidated results contained in this release were prepared in accordance with its existing accounting policies and judgments, which the Company believes are appropriate and consistent with those applied during the preparation of prior period audited financial statements.

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Coca-Cola Europacific Partners plc
Consolidated Income Statement (Unaudited)

	Year Ended
	31 December 2023	31 December 2022
	€ million	€ million
Revenue	18,302	17,320
Cost of sales	(11,582)	(11,096)
Gross profit	6,720	6,224
Selling and distribution expenses	(3,178)	(2,984)
Administrative expenses	(1,310)	(1,250)
Other Income	107	96
Operating profit	2,339	2,086
Finance income	65	67
Finance costs	(185)	(181)
Total finance costs, net	(120)	(114)
Non-operating items	(16)	(15)
Profit before taxes	2,203	1,957
Taxes	(534)	(436)
Profit after taxes	1,669	1,521

Profit attributable to shareholders	1,669	1,508
Profit attributable to non-controlling interests	—	13
Profit after taxes	1,669	1,521

Basic earnings per share (€)	3.64	3.30
Diluted earnings per share (€)	3.63	3.29

The financial information presented does not constitute statutory accounts as defined in section 434 of the Companies Act 2006 (‘the Act’). A copy of the statutory accounts for the year ended 31 December 2022 has been delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
The financial information presented in the unaudited consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows within this document does not represent the Group’s full consolidated financial statements for the year ended 31 December 2023. This financial information has been extracted from the CCEP’s consolidated financial statements, which will be delivered to the Registrar of Companies in due course. Accordingly, the financial information for 2023 is presented unaudited.

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Coca-Cola Europacific Partners plc
Consolidated Statement of Financial Position (Unaudited)

	31 December 2023	31 December 2022
	€ million	€ million
ASSETS
Non-current:
Intangible assets	12,395	12,505
Goodwill	4,514	4,600
Property, plant and equipment	5,344	5,201
Non-current derivative assets	100	191
Deferred tax assets	1	21
Other non-current assets	295	252
Total non-current assets	22,649	22,770
Current:
Current derivative assets	161	257
Current tax assets	58	85
Inventories	1,356	1,380
Amounts receivable from related parties	123	139
Trade accounts receivable	2,547	2,466
Other current assets	351	479
Assets held for sale	22	94
Short term investments	568	256
Cash and cash equivalents	1,419	1,387
Total current assets	6,605	6,543
Total assets	29,254	29,313
LIABILITIES
Non-current:
Borrowings, less current portion	10,096	10,571
Employee benefit liabilities	191	108
Non-current provisions	45	55
Non-current derivative liabilities	169	187
Deferred tax liabilities	3,378	3,513
Non-current tax liabilities	75	82
Other non-current liabilities	46	37
Total non-current liabilities	14,000	14,553
Current:
Current portion of borrowings	1,300	1,336
Current portion of employee benefit liabilities	8	8
Current provisions	114	115
Current derivative liabilities	99	76
Current tax liabilities	253	241
Amounts payable to related parties	270	485
Trade and other payables	5,234	5,052
Total current liabilities	7,278	7,313
Total liabilities	21,278	21,866
EQUITY
Share capital	5	5
Share premium	276	234
Merger reserves	287	287
Other reserves	(823)	(507)
Retained earnings	8,231	7,428
Equity attributable to shareholders	7,976	7,447
Non-controlling interest	—	—
Total equity	7,976	7,447
Total equity and liabilities	29,254	29,313

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Coca-Cola Europacific Partners plc
Consolidated Statement of Cash Flows (Unaudited)

	Year Ended
	31 December 2023	31 December 2022
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	2,203	1,957
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	653	715
Amortisation of intangible assets	139	101
Share-based payment expense	57	33
Gain on sale of sub-strata and associated mineral rights	(35)	—
Gain on the sale of property	(54)	—
Finance costs, net	120	114
Income taxes paid	(509)	(415)
Changes in assets and liabilities:
(Increase) in trade and other receivables	(5)	(282)
Decrease/(increase) in inventories	6	(244)
Increase in trade and other payables	124	885
Increase/(decrease) in net payable receivable from related parties	80	(15)
(Decrease)/increase in provisions	(11)	37
Change in other operating assets and liabilities	38	46
Net cash flows from operating activities	2,806	2,932
Cash flows from investing activities:
Purchases of property, plant and equipment	(672)	(500)
Purchases of capitalised software	(140)	(103)
Proceeds from sales of property, plant and equipment	101	11
Proceeds from sales of intangible assets	37	143
Proceeds from the sale of sub-strata and associated mineral rights	35	—
Net (payments)/proceeds of short term investments	(342)	(207)
Investments in equity instruments	(5)	(2)
Proceeds from sale of equity instruments	—	13
Interest received	58	—
Other investing activity, net	(9)	—
Net cash flows used in investing activities	(937)	(645)
Cash flows from financing activities:
Proceeds from borrowings, net	694	—
Changes in short-term borrowings	—	(285)
Repayments on third party borrowings	(1,159)	(938)
Settlement of debt-related cross-currency swaps	69	—
Payments of principal on lease obligations	(148)	(153)
Interest paid	(182)	(130)
Dividends paid	(841)	(763)
Exercise of employee share options	43	13
Transactions with non-controlling interests	(282)	—
Other financing activities, net	(16)	(20)
Net cash flows (used in)/from financing activities	(1,822)	(2,276)
Net change in cash and cash equivalents	47	11
Net effect of currency exchange rate changes on cash and cash equivalents	(15)	(31)
Cash and cash equivalents at beginning of period	1,387	1,407
Cash and cash equivalents at end of period	1,419	1,387

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 23 February 2024	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer